Exhibit 22.1

Guarantor Subsidiaries

The following subsidiaries of B&G Foods, Inc. were, as of October 3, 2020, guarantors of B&G Foods’ 5.25% senior notes due 2025 and 5.25% senior notes due 2027:

Back to Nature Foods Company, LLC, a Delaware limited liability company

Back to Nature Foods ServCo, LLC, a Delaware limited liability company

B&G Foods North America, Inc., a Delaware corporation

B&G Foods Snacks, Inc., a Delaware corporation

Bear Creek Country Kitchens, LLC, a Delaware limited liability company

BTN Foods ServCo Corporation, a Delaware corporation

BTN Holdco, Inc., a Delaware corporation

Clabber Girl Corporation, an Indiana corporation

Farmwise LLC, a Delaware limited liability company

Spartan Foods of America, Inc., a Delaware corporation

Victoria Fine Foods, LLC, a Delaware limited liability company

William Underwood Company, a Massachusetts business trust